SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

iGATE Computer Systems Limited

(formerly known as Patni Computer Systems Limited)

(Names of Subject Company (Issuer))

iGATE Corporation

(Names of Filing Persons (Offeror))

Pan-Asia iGATE Solutions

iGATE Global Solutions Limited

(Names of Filing Persons—(Other Person(s))

Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

iGATE Computer Systems Limited

(formerly known as Patni Computer Systems Limited)

(Names of Subject Company (Issuer))

iGATE Corporation

Pan-Asia iGATE Solutions

iGATE Global Solutions Limited

iGATE Computer Systems Limited

(Names of Filing Persons—(Other Person(s))

Common Stock, par value Rs. 2.0 per share

American Depositary Shares, each representing two shares of Common Stock

(Title of Class of Securities)

703248203

(CUSIP Number of Class of Securities)

Mukund Srinath

Senior Vice President—Legal & Corporate Secretary

iGATE Corporation

6528 Kaiser Drive

Fremont, CA 94555

(510) 896-3015

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Srinivas S. Kaushik, Esq. Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$92,949,637.30	$10,652.03

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 9,738,262 shares of the outstanding Common Stock, par value Rs. 2 per share, at a price per share of Rs. 520 in cash. The exchange rate used to convert the transaction value in Indian Rupees to U.S. dollars for purposes of calculating the filing fee is US$1.00 = Rs. 54.4800 as published by the Federal Reserve Bank of New York for May 18, 2012. All references to “$” means “United States Dollars.” All references to “Rs.” or “Rupee” means “Indian Rupees.”
**	The amount of the filing fee equals $114.60 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4 (i) (Cross-Border Issuer Tender Offer).
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired on May 27, 2013. The Depositary for the Offer has advised the Company and the Purchasers that as of the expiration of the Offer, a total of 9,066,397 Shares had been validly tendered into the Offer, representing approximately 93.10% of the 9,738,262 outstanding Shares as of May 4, 2012, that were held by persons other than the Purchasers and their affiliates. There are no withdrawal rights during the Subsequent Offering Period. The Purchasers will accept for payment all Shares validly tendered into the Offer.

In addition, the Scheme of Arrangement of the Company with iGATE Global Solutions Limited (the “Scheme”) was declared effective on May 27, 2013. Pursuant to the Scheme, holders of Shares received 5 shares of common stock, par value Rs. 10 in iGATE Global Solutions Limited for each 22 Shares in the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2013	iGATE CORPORATION

	By:	/s/ Mukund Srinath
	Name:	Mukund Srinath
	Title:	Corporate Secretary

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2013	PAN-ASIA iGATE SOLUTIONS

	By:	/s/ Mukund Srinath
	Name:	Mukund Srinath
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2013	iGATE GLOBAL SOLUTIONS LIMITED

	By:	/s/ Mukund Srinath
	Name:	Mukund Srinath
	Title:	Authorized Signatory

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2013	iGATE COMPUTER SYSTEMS LIMITED (formerly known as Patni Computer Systems Limited)

	By:	/s/ Rajesh Ramdas
	Name:	Rajesh Ramdas
	Title:	Company Secretary

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Exit Letter of Offer dated May 22, 2012†

(a)(1)(B)	Original Letter of Offer dated March 14, 2012†

(a)(1)(C)	Application Form dated May 22, 2012†

(a)(1)(D)	Results of the Postal Ballot (incorporated by reference to iGATE’s Form 8-K filed on January 10, 2012)

(a)(1)(E)	Postal Ballot Notice, dated December 5, 2011 (incorporated by reference to Exhibit 99.1 to iGATE’s Form 8-K filed on December 12, 2011)

(a)(1)(F)	Patni Computer Systems Limited letter to the Holders of American Depositary Shares, dated December 6, 2011†

(a)(1)(G)	Patni Computer Systems Limited letter dated November 16, 2011 (incorporated by reference to Patni’s Form 6-K furnished on November 17, 2011)

(a)(5)(A)	ADR Termination Notice, dated December 14, 2012, provided by the Bank of New York Mellon to holders of ADRs†

(a)(5)(B)	Notice Convening the Meeting of Shareholders, dated December 29, 2012†

(a)(5)(C)	Notice Convening Meeting of the Equity Shareholders, published on December 29, 2012†

(a)(5)(D)	Notice to ADR Holders, dated February 12, 2013, provided by the Bank of New York Mellon to holders of ADRs†

(a)(5)(E)	Chairman’s Report of the meeting of shareholders of iGATE Computer Systems Limited, filed with the High Court of Judicature at Bombay on February 11, 2013†

(b)	None

(d)(1)	Share Purchase Agreement, dated January 10, 2011, by and among Mr. Gajendra K. Patni, Mr. Ashok K. Patni and Mr. Narendra K. Patni, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (incorporated by reference to Exhibit 2.1 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(2)	Share Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.2 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(3)	Securities Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Exhibit 2.3 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(4)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.4 to iGATE’s Form 8-K filed on January 12, 2011)

(d)(5)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.5 to iGATE’s Form 8-K filed on January 12, 2011)

Exhibit No.

(d)(6)	Letter to Holders of American Depositary Shares of Patni Computer Systems Limited dated January 25, 2012 (incorporated by reference to Exhibit 99.1 to iGATE’s Form 8-K filed on January 26, 2012)

(g)	None

(h)	None

†	Previously filed.

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